Exhibit 11


                      PACE HEALTH MANAGEMENT SYSTEMS, INC.

                         EARNINGS PER SHARE CALCULATION


                                                           Years Ended December 31
                                                 ------------------------------------------
                                                    1996           1995            1994
                                                 -----------   ------------    ------------
Weighted average number of shares
outstanding                                        4,506,166      3,091,560      1,069,337

Net loss available for common and common
equivalent shares                                $(4,780,191)   $(2,412,488)   $(3,623,161)

Loss per common and common equivalent share
                                                 $     (1.06)   $     (0.78)   $     (3.39)


The above computation has been adjusted to reflect a 1-for-1.8 reverse stock split